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			UNITED STATES			OMB Number:		3235-0058
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SEC File Number
FORM 12b-25

			NOTIFICATION OF LATE FILING			CUSIP Number

(check one):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q
	[ ]	Form 10-D	[X]	Form N-CEN	[ ]	Form N-CSR

	For Period Ended:		12/31/2019

	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions Before Preparing Form.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wildermuth Endowment Fund
Full Name of Registrant

Wildermuth Endowment Strategy Fund
Former Name if Applicable

818 A1A Highway
Address of Principal Executive Office (Street and Number)

Ponte Vedra Beach FL 32082
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
[X]		Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Rule 30a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that every management investment company file an annual report on Form N-CEN at least every twelve months and not more than seventy-five calendar days after the close of each fiscal year. The Registrant’s most recent fiscal year ended December 31, 2019. The Registrant has concluded that its independent auditors will not be able to complete their scheduled audit of the Registrant’s financial statements for the year ended December 31, 2019 prior to March 16, 2020, due principally to difficulties associated with establishing an auditable basis for certain security valuations. The Registrant’s Board of Trustees, including the Audit Committee thereof, is working with management and the Registrant’s independent auditors to complete the audit for fiscal year 2019, it is not possible for the Registrant to transmit to file Form N-CEN for the period ended December 31, 2019 within the prescribed timeframe.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John H Grady		484		730-8535
	(Name)		(Area Code)		(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
					Yes	[X]	No	[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
					Yes	[ ]	No	[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Wildermuth Endowment Fund
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	Date:	March 13, 2020		/s/	Carol Wildermuth
				By:	Carol Wildermuth
Title:

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).